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[AEGON LOGO}                                                              025882
                                                                   PRESS RELEASE

RESOLUTIONS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of Shareholders (AGM) of AEGON N.V. was held today at the company head office in The Hague. The following proposals were discussed with shareholders:

Annual accounts
---------------
The AGM has approved the annual accounts for the financial year 2002.

Final dividend 2002
-------------------
The total dividend for the fiscal year 2002 was fixed at EUR 0.74 (2001: EUR 0.83) per common share of EUR 0.12 par value. After taking into account the interim dividend of EUR 0.37, the final dividend amounts to EUR 0.37 per common share and will be paid entirely in stock.
For every 25 shares held one new share will be paid. The stock fraction for the share dividend has been based upon the average price of the AEGON share on the Euronext Amsterdam Stock Exchange for the five trading days from February 27 up to and including March 5. AEGON shares will be quoted ex-dividend on April 23, 2003. The final dividend will be payable as of May 13, 2003.

Appointment Executive Board
---------------------------
As per today, the Supervisory Board has appointed Mr. Alexander R. Wynaendts
(42) as a member of the Executive Board of AEGON N.V. The Supervisory Board formally announced the intended appointment to the AGM today. As announced on March 20, 2003, he will be responsible for business development and AEGON's activities in Asia. Alexander Wynaendts will continue to be a member of the Board of AEGON UK and La Mondiale Participations and the Supervisory Boards of AEGON Hungary and AEGON Spain. Mr. Wynaendts began his career with AEGON in 1997.

Appointment Supervisory Board
-----------------------------
AEGON N.V. announced on March 6, 2003 its nomination of Mr. Leo M. van Wijk (56) to the Supervisory Board. Mr. Van Wijk was appointed to the Supervisory Board of AEGON N.V. today. He resigned from the Supervisory Board of AEGON The Netherlands on which he has served since January 1997.


Mr. Godert A. Posthumus (70) has stepped down as a member of the Supervisory Board today, because of reaching the statutory age of retirement in 2003.

Changes to corporate governance
-------------------------------
On March 20, 2003, AEGON N.V. proposed to change its corporate governance and to end its voluntary application of the Dutch large company regime. This proposal entails amendment of the Articles of Association of AEGON N.V., for which a quorum is required in the General Meeting of Shareholders representing more than half of AEGON N.V.'s voting shares. As this quorum was not attained today, an Extraordinary General Meeting of Shareholders will be held on a date that will be communicated in due course. In that meeting a quorum will not be required.

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Disclaimer
----------
Forward-looking statements
The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as `believe', `estimate', `intend', `may', `expect', `anticipate', `predict', `project', `counting on', `plan', `continue', `want', `forecast', `should', `would', `is confident' and `will' and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

o changes in general economic conditions, particularly in the United States, The Netherlands and the United Kingdom;
o changes in the performance of financial markets, including emerging markets, including:
    - the frequency and severity of defaults by issuers in our fixed income investment portfolios; and
    - the effects of corporate bankruptcies and/or accounting restatements (such as Enron and WorldCom) on the financial markets and the resulting decline in value of equity and debt securities we hold;
o   the frequency and severity of insured loss events;
o changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;
o   changes affecting interest rate levels;
o changes affecting currency exchange rates, including the euro/US dollar and euro/UK pound exchange rates;
o increasing levels of competition in the United States, The Netherlands, the United Kingdom and emerging markets;
o changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;
o regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
o   acts of God, acts of terrorism and acts of war;
o   changes in the policies of central banks and/or foreign governments;
o   customer responsiveness to both new products and distribution channels;
o competitive, legal, regulatory or tax changes that affect the distribution cost of or demand for our products; and
o our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

The Hague, April 17, 2003 [GRAPHIC REMOVED HERE]
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Inquiries:
AEGON N.V.
Group Communications                          Investor Relations
Phone : +31 (0)70 344 83 44                   NL    +31 (0)70 344 83 05

Web site: www.aegon.com